Exhibit 99.1

STATEMENT OF EXECUTIVE COMPENSATION

February 24, 2025

This statement of executive compensation aims to correct the section C on the compensation of the named executive officers, included in the 2023 annual information form of Nouveau Monde Graphite Inc. (the “Corporation”) dated May 28, 2024. The information provided in this statement of executive compensation is given as of May 28, 2024.

NAMED EXECUTIVE OFFICERS

Compensation Discussion and Analysis

General

The named executive officers are the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Vice-President, Sales and Marketing, and the Vice-President Legal Affairs and Corporate Secretary (collectively, the “Named Executive Officers”).

The members of the Human Resources Committee (formally the Human Resources, DEI and Compensation Committee) are required to consult with and make recommendations to the board of directors of the Corporation (the “Board of Directors”) on compensation structure of the President and Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the Chief Operating Officer of the Corporation (collectively, the “Executive Officers”) and compensation plan matters. The make-up of the Human Resources Committee, the determination as to whether the members are independent and a description of the responsibilities, powers and operations of the Human Resources Committee are set out under the section “Compensation Governance” in this Circular.

The Board of Directors, on recommendation of the Human Resources Committee, analyzes, reviews and determines the compensation structure of the Executive Officers. Regarding the analyze and determination of the other Named Executive Officers, it is delegated by the Board of Directors to the President and Chief Executive Officer, which follows the remuneration practices detailed below.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success and to continue to provide executives with compensation that is in accordance with existing market standards generally.

The Named Executive Officers’ compensation structure is comprised of a base compensation, performance bonus and stock options granted under the Corporation’s stock option plan (the “Plan”), following its ratification and confirmation by the Corporation’s shareholders, or any combination of these elements.

Through its compensation practices, the Corporation seeks to provide value to its Shareholders through a strong executive leadership. Specifically, the Named Executive Officers’ compensation structure seeks to (i) attract and retain talented and experienced executives necessary to achieve the Corporation’s strategic objectives, (ii) motivate and reward executives whose knowledge, skills and performance are critical to the Corporation’s success, (iii) align the interests of the Corporation’s executives and Shareholders by motivating executives to increase Shareholder value, and (iv) provide a competitive compensation structure in which a significant portion of total compensation is determined by corporate and individual results and the creation of Shareholder value and foster a shared commitment among executives by coordinating their corporate and individual goals.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation paid to each Named Executive Officer for the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, as applicable, based on a number of factors, including (i) the Corporation’s understanding of the amount of compensation generally paid by similarly situated businesses to their executives with similar roles and responsibilities, (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals, (iii) the roles and responsibilities of the Corporation’s executives, (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives, (v) the amounts of compensation being paid to the Corporation’s other executives, and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

The Corporation’s approach is to pay its Named Executive Officers a base compensation that is competitive with those of other executives in similar businesses. The Corporation believes that a competitive base compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base compensations can motivate and reward executives for their overall performance. The base compensation of each Named Executive Officer is reviewed annually and may be adjusted in accordance with the terms of such Named Executive Officers’ employment. In establishing the base compensation of the Named Executive Officers, the Corporation ensures that the base salary of such executive officers is reasonably positioned within a comparator group in the mining industry for equivalent positions and similar experience.

The Corporation entered into the President and CEO Agreement (as defined below) with its President and Chief Executive Officer on February 21, 2018, the CFO Agreement (as defined below) with its Chief Financial Officer on March 30, 2018, and the COO Agreement (as defined below) with its Chief Operating Officer on January 9, 2022, the Vice-President, Sales and Marketing Agreement (as defined below) with its Vice-President, Sales and Marketing on September 12, 2019, and the Vice-President, Legal Affairs and Corporate Secretary Agreement (as defined below) with its Vice-President, Legal Affairs and Corporate Secretary on September 6, 2022. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. Certain terms of the President and CEO Agreement, the CFO Agreement, the COO Agreement, the Vice-President, Sales and Marketing Agreement, and the Vice-President, Legal Affairs and Corporate Secretary Agreement are summarized under the section “Termination, Change of Control and Other Benefits” in this statement.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Human Resources Committee, are between 25% and 50% of the base compensation of the Named Executive Officer. Bonuses granted to Executive Officers are recommended by the Human Resources Committee to the Board of Directors which ultimately approves the award of such bonuses and the ones to the other Named Executive Officers by the President and Chief Executive Officer.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, ESG management and performance, as well as corporate and financial achievements. The objectives of the Executive Officers are presented to the Human Resources Committee and discussed with each of them, while the objectives of the other Named Executive Officers are reviewed and discussed with the President and Chief Executive Officer. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officer for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named Executive Officer. Bonuses are granted based on the achievement of criteria, which are established annually. Bonuses are established, among others, on the following criteria: financing, human resources, budget and cost control and permitting and development of projects. In addition, certain Named Executive Officers are eligible for bonuses payable upon the achievement of significant milestones in the progress of the major projects under their responsibility. These bonuses are paid in a lump sum based on the milestones and amounts established in employment contracts. For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer Summary Compensation Table” in this statement. Please also refer to the section “Termination, Change of Control and Other Benefits” in this statement.

Stock Options

The Corporation’s grant of stock options to its Named Executive Officers under the Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Corporation and to increase Shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of stock options that are outstanding from time to time. For the fiscal year ended December 31, 2023, the Corporation granted 212,500 stock options to directors of the Corporation, 600,000 stock options to the Named Executive Officers, 800,000 stock options to employees of the Corporation and 476,048 stock options to consultants of the Corporation.

The Corporation generally expects that future grants to Named Executive Officers should be based on the following factors: (i) the terms of the executive’s employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options to Named Executive Officers but seeks to be competitive with similar businesses. Generally, initial option-based awards are set in the Named Executive Officers’ employment agreements in accordance with the items set out in the previous paragraph, as applicable. The terms of such employment agreements are recommended by the Human Resources Committee and approved by the Board of Directors. Additional stock option grants will be recommended by the Human Resources Committee to the Board of Directors which ultimately has the responsibility to grant stock options. For a summary of the main terms of the Plan, see the section “Stock Option Plan” in this statement.

Management of Risks

The Human Resources Committee and the Board of Directors periodically assess the implications of the risks associated with the Corporation’s compensation policies and practices. The Human Resources Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. The Human Resources Committee believes that the following elements, among others, mitigate the risks associated with the Corporation’s compensation program for its executives: (i) all material contracts and agreements have to be approved by the Board of Directors, (ii) the Board of Directors approves annual and capital budget, and (iii) a significant portion of the compensation is based on the overall performance of the Corporation. The Human Resources Committee is satisfied that the Corporation’s policies and practices do not encourage any executive or individual to take inappropriate or excessive risks. In this respect, the Human Resources Committee has not identified risks arising from the executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Performance Graph

The following chart compares the cumulative total return on a $100 investment in the Common Shares to the cumulative total return on the S&P/TSX Capped Materials and the S&P/TSX Composite Total Return Index from January 1st, 2019, to December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio.

The amounts indicated in the graph above and in the chart below are as of December 31 in each of the year 2019, 2020, 2021, 2022 and 2023.

	January 1, 2019	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Nouveau Monde Graphite Common share	100	69.64	367.86	313.93	184.29	123.21
S&P/TSX Capped Materials	100	125.16	151.75	157.91	160.65	158.48
S&P/TSX Composite	100	118.93	121.51	147.92	135.11	146.08

As shown in the above performance graph, during the fiscal year ended December 31, 2023, the Corporation’s Common Share price performed slightly worse than the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index for the 2023 calendar year. The Corporation believes that this underperformance was largely due to weaker graphite prices, despite the advancement of the Matawinie Mine and Bécancour Battery Material Plant projects and improved long-term outlook for graphite demand from battery manufacturer and the electric vehicle industry. Total Shareholder return increased by approximately 23% between January 1, 2019, and December 31, 2023. The Common Shares performance is also affected by a number of factors, including the Corporation’s performance and general market and economic conditions, many of which are beyond the control of the Corporation and the Named Executive Officers. Some of these risks are discussed under the section “Risk Factors” of the Corporation’s Annual Information Form dated March 27, 2024, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Market price performance is not the only predictor or outcome of the success of the Corporation’s team, especially in the short term. The trend in overall compensation paid to the Named Executive Officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Corporation’s stage of development, the Corporation’s Common Share price is volatile and is currently not a significant factor in cash compensation consideration. It is one of many considerations that influence the Named Executive Officers’ compensation decisions. As a result, the factors considered by the Human Resources Committee and by the Board of Directors and the President and Chief Executive Officer in determining compensation matters, such as the amount of compensation generally paid by similarly situated companies to their executive officers with similar roles and responsibilities, the Named Executive Officers’ performance, the roles and responsibilities of the Named Executive Officers, and the individual experience and skills of, and expected contributions from the Named Executive Officers, may not be significantly affected by the market price of the Common Shares. The value of long-term incentive compensation in the form of Options is influenced by the Corporation’s Common Share price performance.

Human Resources Committee

As of May 28, 2024, the Human Resources Committee (previously the human resources committee, of DEI, and remuneration) was consisted of the three (3) following directors: Messrs. Arne H Frandsen, Daniel Buron, and James Scarlett. Mr. Buron and Mr. Scarlett are considered independent under the Regulation 52-110 respecting Audit Committees (the “Regulation 52-110”).

All the members of the Human Resources Committee have relevant experience to fulfill their responsibilities related to Named Executive Officers’ compensation, including making decisions and determinations as to the suitability of compensation policies and practices. Each member has held a number of executive management positions. All the members of the Human Resources Committee have experience in matters of executive compensation that is relevant to their responsibilities as members of such Committee by virtue of their respective professions and long-standing involvement with public companies. In connection with each member’s various responsibilities in such positions, each member of the Human Resources Committee strives to keep abreast of trends and developments affecting executive compensation.

For a description of the policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and officers, see the section “Corporate Governance – Compensation” in this statement.

The Human Resources Committee is responsible for assisting the Board of Directors in discharging its oversight responsibilities relating to the compensation and retention of Executive Officers having the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The members of the Human Resources Committee are more specifically responsible for (i) reviewing the goals and objectives of the Corporation’s executive officers’ compensation plans and amending, or recommending that the Board amend, these goals and objectives if the Committee deems appropriate; (ii) having regard to the Corporation’s goals and objectives with respect to executive officers’ compensation plans, reviewing such plans and amending existing plans or adopting new plans, or recommending that the Board do so, if the Committee deems appropriate; (iii) having regard to the goals and objectives established by the Board, evaluating the CEO’s performance and, based on such evaluation, determining and recommending the CEO’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation and, if it deems appropriate, discussing the CEO’s compensation with the Board; (iv) reviewing the evaluation process and compensation structure for the Corporation’s executive officers and making recommendations to the Board with respect to the compensation of the executive officers, including, as appropriate, salary, bonus, incentive and equity compensation; (v) assessing annually the competitiveness and appropriateness of the Corporation’s policies relating to the compensation of executive officers; (vi) reviewing and, if appropriate, recommending to the Board the approval of, any adoption, amendment and termination of the Corporation’s incentive and equity- based compensation plans and overseeing their administration, including discharging any duties imposed on the Board by any of those plans to the extent such duties may be delegated to the Committee; (vii) reviewing and recommending to the Board the employment contracts and other hiring or termination packages to be entered into with the CEO and other executive officers; and (viii) to the extent the Committee deems appropriate, overseeing the selection of any peer group used in determining compensation or any element of compensation.

The Human Resources Committee has the authority to retain the services of any compensation consultants to provide independent advice on executive compensation and related governance issues. The Human Resources Committee also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors to the Corporation must be pre-approved by the Human Resources Committee or its chair.

NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE

The following table details all compensation paid to the Named Executive Officers of the Corporation for the fiscal years ended December 31, 2021, December 31, 2022, and December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION

					Non-Equity Incentive
					Plan Compensation ($)
			Share-Based	Option-Based	Annual	Long-Term	Pension	All Other	Total
Name and		Salary	Awards	Awards (4)	Incentive	Incentive	Value	Compensation	Compensation
Position	Year	($)	($)	($)	Plans (5)	Plans	($)	($)	($)
Eric	2021	425,000	N/A	1,428,476	276,250	N/A	N/A	N/A	2,129,726
Desaulniers,	2022	460,000	N/A	755,918	299,000	N/A	N/A	N/A	1,514,918
President,	2023	460,000	N/A	647,137	299,000	N/A	N/A	N/A	1,406,137
Chief Executive Officer and Director(1)
Charles-Olivier	2021	325,000	N/A	714,238	178,750	N/A	N/A	N/A	1,217,988
Tarte, Chief	2022	335,000	N/A	377,959	230,750	N/A	N/A	N/A	943,709
Financial	2023	335,000	N/A	520,523	184,250	N/A	N/A	N/A	1,039,773
Officer
Bernard	2021	–	–	–	–	–	–	–	–
Perron,	2022	369,231	N/A	1,211,050	275,000	N/A	N/A	N/A	1,855,281
Chief	2023	400,000	N/A	520,523	220,000	N/A	N/A	N/A	1,140,523
Operating Officer(2)
Josée Gagnon,	2021	–	–	–	–	–	–	–	–
Vice-President,	2022	55,769	N/A	202,422	18,100	N/A	N/A	N/A	276,292
Legal Affairs	2023	290,000	N/A	112,546	74,313	N/A	N/A	N/A	476,858
and Corporate Secretary
Patrice	2021	241,500	N/A	72,375	65,658	N/A	N/A	N/A	379,533
Boulanger,	2022	255,990	N/A	377,959	76,797	N/A	N/A	N/A	710,746
Vice-President,	2023	285,000	N/A	225,091	71,606	N/A	N/A	N/A	581,6973
Sales and Marketing

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation, is not being compensated for the services delivered as such.

(2)	Mr. Perron was appointed as Chief Operating Officer of the Corporation on January 17, 2022. For the fiscal year 2022, this therefore represents the salary that was paid to him for the period from January 17, 2022, to December 31, 2022, based on an annual base salary of $400,000.

(3)	Mrs. Gagnon was appointed as Vice-President, Legal Affairs and Corporate Secretary of the Corporation on October 11, 2022. For the fiscal year 2022, this therefore represents the salary that was paid to him for the period from October 11, 2022, to December 31, 2022, based on an annual base salary of $290,000.

(4)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Named Executive Officers under the Plan on the grant date for the covered fiscal year. During fiscal year ended December 31, 2023, Messrs. Desaulniers, Tarte, Perron, Boulanger, and Mrs. Gagnon were granted on May 12, 2023, 230,000 stock options, 185,000 stock options, 185,000 stock options, 80,000 stock options, and 40,000 stock options, respectively. Mr. Perron and Mrs. Gagnon were granted 225,000 stock options and 50,000 stock options, respectively upon their hiring on 2022. The grant date fair value of the awards was $2.81 for Messrs. Desaulniers, Tarte, Perron, Boulanger and Mrs. Gagnon stock options granted on May 12, 2023. Mr. Perron’s grant date fair value was $5.38 on January 24, 2022, and $4.05 on November 14, 2022 for Mrs. Gagnon. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date faire value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Assumptions	May 25, 2021	November 17, 2021	January 24, 2022	March 28, 2022	November 14, 2022	May 12, 2023
Risk-Free Interest Rate	0.87%	1.47%	1.62%	2.44%	3.25%	2.91%
Expected Life (In Years)	5	5	5	5	5	5
Expected Volatility	68%	72%	74%	74%	74%	69%
Grant Date Fair Value ($)	9.52	4.83	5.38	5.04	4.05	2.81

(5)	The amounts provided in this column represent the payment of annual cash incentive bonuses by the Corporation in reward of objectives achieved by the Named Executive Officers in respect of the applicable fiscal year. In addition, during the fiscal year 2022, Mr. Perron received a bonus upon the achievement of a significant milestone, as predetermined in the COO Agreement. The annual cash incentive bonuses are generally paid following the end of the applicable fiscal year. Please also refer to the section “Termination, Change of Control and Other Benefits” in this statement.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2023. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

	Options-Based Awards					Share-Based Awards
								Market or
								Payout
							Market or	Value of
							Payout	Vested
						Number of	Value of	Share-Based
		Number of			Value of	Shares or	Share-Based	Awards
	Date of	Securities	Option	Option	Unexercised	Units of	Awards	not Paid
	Issue or	Underlying	Exercise	Expiration	in-the-Money	Shares that	that Have	out or
Name and	Grant	Unexercised	Price	Date	Options	Have Not	Not Vested	Distributed
Position	(m/d/y)	Options (#)	($)	(m/d/y)	($)(1)	Vested (#)	($)	($)
Eric Desaulniers,	05/27/2019	75,000	2.35	05/27/2024	82,500	N/A	N/A	N/A
President, Chief	09/02/2020	300,000	1.85	09/02/2025	480,000
Executive Officer	05/25/2021	150,000	16.84	05/24/2026	Nil
and Director	03/28/2022	150,000	8.20	03/28/2027	Nil
	05/12/2023	230,000	4.77	05/12/2028	Nil
Charles-Olivier	05/27/2019	37,500	2.35	05/27/2024	41,250	N/A	N/A	N/A
Tarte, Chief	09/02/2020	150,000	1.85	09/02/2025	240,000
Financial Officer	05/25/2021	75,000	16.84	05/24/2026	Nil
	03/28/2022	75,000	8.20	03/28/2027	Nil
	05/12/2023	185,000	4.77	05/12/2028
Bernard Perron,	01/24/2022	225,000	8.87	01/23/2027	Nil	N/A	N/A	N/A
Chief Operating	05/12/2023	185,000	4.77	05/12/2028	Nil
Officer
Josée Gagnon,	11/14/2022	50,000	6.48	11/14/2027	Nil	N/A	N/A	N/A
Vice-President,	05/12/2023	40,000	4.77	05/12/2028	Nil
Legal Affairs and Corporate Secretary
Patrice	09/12/2019	35,000	2.35	09/12/2024	38,500	N/A	N/A	N/A
Boulanger,	10/01/2020	15,000	2.40	10/01/2025	15,750
Vice-President,	11/17/2021	15,000	8.08	11/17/2026	Nil
Sales and	03/28/2022	75,000	8.20	03/28/2027	Nil
Marketing	05/12/2023	80,000	4.77	05/12/2028	Nil

Note:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2023 ($3.45) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

Value Vested or Earned During the Year

The following table lays out, for each Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2023. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Eric Desaulniers, President, Chief Executive Officer and Director	N/A	N/A	299,000
Charles-Olivier Tarte, Chief Financial Officer	N/A	N/A	184,250
Bernard Perron, Chief Operating Officer	N/A	N/A	220,000
Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary	15,250	N/A	74,313
Patrice Boulanger, Vice-President, Sales and Marketing	N/A	N/A	71,606

Notes:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options.

(2)	The value of the non-equity incentive plan compensation at fiscal year-end represents the amounts paid as an annual incentive plan bonus in respect of the fiscal year ended December 31, 2023, and corresponds to the amounts disclosed in the “Table of Compensation” above.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

Eric Desaulniers

The Corporation entered into an employment agreement with Mr. Eric Desaulniers on February 21, 2018, pursuant to which the terms of his employment as President and Chief Executive Officer of the Corporation were confirmed (the “President and CEO Agreement”). The President and CEO Agreement provides for an indeterminate term. Pursuant to the President and CEO Agreement, Mr. Desaulniers is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Desaulniers exceptionally surpasses the objectives set by the Board of Directors, Mr. Desaulniers could be awarded an annual bonus of up to 50% of his annual base salary. However, consistent with fiscal year ended December 31, 2022 and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holding LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, (iii) the completion of the preliminary economic assessment for the Uatnan Mining Project and the successful negotiation of the asset purchase agreement regarding the Lac Guéret property, and (iv) the advancement of commitments and targets related to key ESG matters, the Board of Directors granted Mr. Desaulniers a bonus representing 65% of his annual base salary for fiscal year ended December 31, 2023. Mr. Desaulniers is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the President and CEO Agreement by giving Mr. Desaulniers a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the President and CEO Agreement is terminated following a reverse take-over, Mr. Desaulniers shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Charles-Olivier Tarte

The Corporation entered into an employment agreement with Mr. Charles-Olivier Tarte on March 30, 2018, pursuant to which the terms of his employment as Chief Financial Officer of the Corporation were confirmed (the “CFO Agreement”). The CFO Agreement provides for an indeterminate term. Pursuant to the CFO Agreement, Mr. Tarte is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. At the discretion of the Board of Directors, in the event Mr. Tarte exceptionally surpasses the objectives set by the Board of Directors, Mr. Tarte could be awarded an annual bonus of up to 50% of his annual base salary. However, consistent with fiscal year ended December 31, 2022 and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including (i) the successful negotiation of strategic commercial agreements, including the offtake agreement with Panasonic Energy Co., Ltd. and the supply agreement with General Motors Holdings LLC, (ii) the successful negotiation of financing agreements with Panasonic, GM, Mitsui and Pallinghurst, and (iii) the completion of the preliminary economic assessment for the Uatnan Mining Project and the successful negotiation of the asset purchase agreement regarding the Lac Guéret property, the Board of Directors granted Mr. Tarte a bonus representing 55% of his annual base salary for fiscal year ended December 31, 2023. Mr. Tarte is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the CFO Agreement by giving Mr. Tarte a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the CFO Agreement is terminated following a reverse take-over, Mr. Tarte shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Bernard Perron

The Corporation entered into an employment agreement with Mr. Bernard Perron on January 9, 2022, pursuant to which the terms of his employment as Chief Operating Officer were confirmed (the “COO Agreement”). The COO Agreement provides for an indeterminate term. Pursuant to the COO Agreement, Mr. Perron is entitled to receive an annual base salary as well as an annual bonus of up to 25% of his annual base salary, subject to the attainment of certain objectives set by the President and Chief Executive Officer. The Board of Directors may increase at its discretion this target bonus. However, consistent with fiscal year ended December 31, 2022, and to reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2023, including the completion of the preliminary economic study for the Uatnan Mining Project, the Board of Directors granted Mr. Perron a bonus representing 55% of his annual base salary for fiscal year ended December 31, 2023. In addition, Mr. Perron is eligible for bonuses payable upon the achievement of significant milestones in the progress of major projects under his responsibility. These bonuses are paid as a lump sum based on amounts pre-determined in the COO Agreement. Mr. Perron is also entitled to stock options that may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the COO Agreement by giving Mr. Perron a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the COO Agreement is terminated following a reverse take-over, Mr. Perron shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

PATRICE BOULANGER

The Corporation entered into an employment agreement with Mr. Patrice Boulanger on September 12, 2019, under which the terms of his employment as Vice-President, Sales and Marketing of the Corporation were confirmed (the “Vice-President, Sales and Marketing Agreement”). The Vice-President, Sales and Marketing Agreement provides for an indeterminate term. Under the Vice-President, Sales and Marketing Agreement, Mr. Boulanger is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of his base salary, subject to the achievement of certain objectives set by his immediate supervisor, and up to 50% of his base salary if the objectives are achieved exceptionally. Mr. Boulanger is also entitled to stock options which may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the Vice-President, Sales and Marketing Agreement by giving Mr. Boulanger a six-month (6) written notice. If the Vice-President, Sales and Marketing Agreement is terminated as a result of a reverse takeover, Mr. Boulanger shall be entitled to receive a lump sum payment representing twice his full annual compensation, including benefits and perquisites.

JOSÉE GAGNON

The Corporation entered into an employment agreement with Mrs. Josée Gagnon on September 6, 2022, under which the terms of her employment as Vice-President, Legal Affairs and Corporate Secretary of the Corporation were confirmed (the “Vice-President, Legal Affairs and Corporate Secretary Agreement”). The Vice-President, Legal Affairs and Corporation Secretary Agreement provides for an indeterminate term. Under the Vice-President, Legal Affairs and Corporation Secretary Agreement, Mrs. Gagnon is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of her base salary, subject to the achievement of certain objectives set by the Board of Directors. Mrs. Gagnon is also entitled to stock options which may be granted, from time to time, by the Board of Directors under the Plan.

The Corporation may terminate without a serious reason the Vice-President, Legal Affairs and Corporation Secretary Agreement by giving Mrs. Gagnon a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. If the ice-President, Legal Affairs and Corporation Secretary Agreement is terminated as a result of a reverse takeover, Mrs. Gagnon shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2023, and 2022 and the management’s discussion and analysis for the fiscal year ended December 31, 2023. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice-President, Legal Affairs and Corporate Secretary at:

By e-mail:	legal@nmg.com

By mail:	Nouveau Monde Graphite Inc. 481 Brassard Street Saint-Michel-des-Saints, Québec J0K 3B0 Attention: Mrs. Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary